7402 N Eldridge Parkway
Houston, TX 77041 USA
(800) 228-2893

April 8, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Ms. Anne Nguyen Parker

RE:	NOW Inc. (the “Company”)

Registration Statement on Form 10-12B

Filed February 26, 2014

File No. 1-36325

Ladies and Gentlemen:

This letter responds to the comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 26, 2014. For your convenience, the Company’s responses are prefaced by the Commission’s comment in bold text. All capitalized terms used herein and not defined herein shall have the meanings given to them in our Form 10-12B.

Registration Statement on Form 10-12B

General

1.	We note your statement in several places in the document that you will provide in subsequent amendments certain information, such as information regarding your compensation programs, the description of indebtedness and terms of your credit facility, and the treatment of outstanding National Oilwell Varco (“NOV”) equity awards and stock options. Please file all omitted exhibits and provide other omitted disclosure as soon as possible. We will need adequate time to review and, if necessary, comment upon your disclosure.

Response:

The Company has considered the Staff’s comments regarding omitted exhibits and disclosures. Additional exhibits and disclosures are included in our amended filing.

Information Statement

Our Competitive Strengths, page 6

2.	We note your disclosure here that you are one of the “global market leaders” in the distribution of MRO products to the energy market. You make similar disclosures regarding your leadership position elsewhere in your information statement, including on pages 7 and 45. Please provide the basis for these statements.

Response:

The Company has considered the Staff’s comments regarding the disclosure that it is a global market leader and has clarified the disclosure in its amended filing. The disclosure is based on industry publications, its experience as a market participant, its own research, its communications with its customers and other suppliers, and statements by publicly traded competitor management. Based on these facts, the Company believes it is a leading distributor of PVF and MRO products and supply chain solutions to the energy and industrial markets. See pages 6, 7, and 45 of our amended information statement.

U.S. Securities and Exchange Commission

April 8, 2014

Sources:

•	The Wholesaler, “Wholesaling 100,” July 2013 (http://digital.thewholesaler.com/app.php?RelId=6.1.4.2&BookCode=20130701);

•	The Big 50 List 2013 (http://www.inddist.com/news/2014/09/2013-big-50-list) and

•	MDM Market Leaders PVF (http://www.mdm.com/2012-mdm-market-leaders-top-pipes-valves-fittings-distributors)

Our Business Strategy, page 7

Questions and Answers about the Separation and the Distribution, page 9

3.	Please add a question and answer discussing the estimated costs you expect to incur in connection with the separation and distribution.

Response:

The Company has considered the Staff’s comments regarding the estimated costs it expects to incur in connection with the separation and distribution and has amended its filing. See page 12 of our amended information statement.

Risks Relating to Our Business, page 21

4.	We note your disclosure on page 24 under the risk factor titled “If steel prices rise . . .” that you manufacture many of your products from steel. To help the investor assess the magnitude of this risk, please disclose the proportion of overall revenue derived from your sale of products manufactured from steel.

Response:

The Company has considered the Staff’s comments regarding risks related to our business. While the Company does not manufacture goods it has amended its filing. See pages 24-25 of our amended information statement.

Cautionary Statement Concerning Forward-Looking Statements, page 32

5.	It does not appear appropriate to suggest that the word “will” identifies the uncertainties associated with forward-looking statements. Please revise accordingly.

Response:

The Company has considered the Staff’s comments regarding the use of the word “will” and removed it from the Cautionary Statement Concerning Forward-Looking Statements. See page 35 of our amended information statement.

Management’s Discussion and Analysis, page 62

6.	Your MD&A should provide a disclosure of all material trends or uncertainties that have reasonably affected or are likely to impact your operating results. In this regard, please consider supplementing your discussion of rig counts and hydrocarbon prices with a discussion of the trends in steel prices. We note your related disclosure on pages 24, 25, 66, and 79.

Response:

The Company has considered the Staff’s comments regarding trends in steel prices and has amended its filing. See page 64 of our amended information statement.

U.S. Securities and Exchange Commission

April 8, 2014

Results of Operations, page 66

7.	Please revise and expand your disclosure for each period presented to quantify underlying activities that generated income statement variances. For example, please quantify the year-over-year changes in revenues and costs attributable to the Wilson and CE Franklin acquisitions versus other factors, if material. Your revised disclosure should address causal factors impacting each income statement line item. Please also consider this comment as it relates to the pro forma analysis beginning on page 70 of your filing. Refer to Item 303(A)(3) of Regulation S-K and related guidance.

Response:

The Company has considered the Staff’s comments regarding quantifying the year over year changes in revenue and costs attributable to the Wilson and CE Franklin acquisitions and has amended its filing. See pages 66-69 of our amended information statement.

8.	Please expand this section to include a discussion of your operating expenses. In this regard, we note the disclosure on page F-4 that you incurred $3.9 billion in cost of revenue during the fiscal year ended December 31, 2013. Describe any significant components of your expenses that are necessary to an understanding of your operating results.

Response:

The Company has considered the Staff’s comments regarding discussion of its operating expenses and has amended its filing to provide a description of our cost of products and operating and warehousing costs in order to better understand our operating results. Additionally, based upon feedback from our potential investors, while not required, we have included a break out of Cost of products and Operating and warehousing costs shown on the Statements of Income in order to provide additional insight into Cost of revenue. See pages 59, 67, 69, F-4 and F-10 of our amended information statement.

9.	Your discussion under this section should provide enough detail to allow investors to gauge whether your past operating results are indicative of future performance. In this regard, we note your attribution of operating profit percentage gains on page 69 to “synergies realized in the business.” Please explain the nature of these synergies.

Response:

The Company has considered the Staff’s comments regarding the nature of synergies and has amended its filing. See page 69 of our amended information statement.

Pro Forma Results of Operations, page 70

10.	We note that you have provided a supplemental discussion regarding operating results based upon pro forma information. Please expand your disclosure to explain why you believe the presentation of a pro forma discussion is useful and identify any potential risks associated with using such a presentation. In addition, please provide narrative disclosure explaining the adjustments made to calculate the pro forma information presented.

Response:

The Company has considered the Staff’s comments regarding our disclosure of pro forma information and consistent with ASC 805-10-50 has amended its filing. See page 70 of our amended information statement.

11.	In connection with the preceding comment, we note that you have provided pro forma analysis comparing the fiscal years ended December 31, 2012 and December 31, 2011. However, it appears that an analysis for these periods should be limited to a discussion of pro forma revenue and costs of revenue. Please revise your disclosure accordingly.

The Company has considered the Staff’s comments regarding its pro forma analysis comparing the fiscal years ended December 31, 2012 and December 31, 2011. When determining that a supplemental discussion in MD&A based on pro forma financial information was appropriate, the Company reviewed the guidance of SEC Financial Reporting Manual 9220.8 and noted that pro forma financial information should only be prepared for the most recent fiscal year and period prior to the transaction occurring. In the example to this section of the SEC Financial Reporting Manual, a transaction that occurred in 2007, “the pro forma December 31, 2007 information would then be compared to the pro forma information for the year ended December 31, 2006… and a discussion based on pro forma financial information in more detail than revenues and costs of revenues for the year ended December 31, 2005 would not be appropriate.” As the acquisitions of Wilson and CE Franklin occurred in 2012, the Company determined it appropriate to prepare pro forma financial information for the year ended December 31, 2012, as well as the period prior to the transaction (the year ended December 31, 2011) in the manner outlined in the SEC Financial Reporting Manual 9220.8 above.

U.S. Securities and Exchange Commission

April 8, 2014

Non-GAAP Financial Measures and Reconciliations, page 73

12.	Please revise your disclosure to explain the nature of the “Other costs” that are added to GAAP operating profit as part of the non-GAAP reconciliation presented in your filing. Refer to Item 10(e)(i)(B) of Regulation S-K.

Response:

The Company has considered the Staff’s comments regarding other costs and has amended its filing. See page 73 of our amended information statement.

Liquidity and Capital Resources, page 74

13.	Please expand your discussion of capital expenditures to disclose how much you have spent and anticipate spending in 2014 and how you intend to finance such expenditures following your separation from NOV.

Response:

The Company has considered the Staff’s comments regarding capital expenditures and has amended its filing. See page 74 of our amended information statement.

14.	You state that “Net cash flows provided by operating activities in 2013 were $317 million, up from $12 million used in 2012 driven by net income of $147 million, a $23 million reduction in receivables as a result of improved collections and a decrease of $158 million in inventory as management actively reduced inventory levels in line with lower market volumes.” Please expand your discussion to better explain the variance in net cash provided by operating activities in 2013 and the net cash used in operating activities in 2012. In this regard, we note that net income in 2012 was $108 million, such that the difference in net income, reduction in receivables and decrease in inventory would not adequately explain the $329 million variance between 2012 and 2013.

Response:

The Company has considered the Staff’s comments regarding Net cash flows provided by operating activities and has amended its filing. See page 74 of our amended information statement.

15.	Once you enter into the credit facility contemplated in the “Description of Indebtedness” section on page 95, please be sure to expand this section to discuss any terms or restrictive covenants that may have a material impact on your ability to fulfill your commitments for capital expenditures.

Response:

The Company has considered the Staff’s comments regarding terms or restrictive covenants that may have a material impact on its ability to fulfill its commitments for capital expenditures in the “Description of Indebtedness” section and determined that the credit facility will not have any direct restrictions on capital expenditures.

16.	You state on page 75 your belief that “cash on hand, cash generated from operations and amounts available under our credit facilities will be sufficient to fund operations . . .” As it appears you currently intend to secure only one credit facility, please revise this statement.

Response:

The Company has considered the Staff’s comments regarding the use of the word credit facilities and has amended its filing. See page 75 of our amended information statement.

U.S. Securities and Exchange Commission

April 8, 2014

Certain Relationships and Related-Party Transactions, page 86

Financial Statements of NOW, Inc.

Combined Statements of Income, page F-4

17.	Disclosure in your filing regarding your Energy Branches states that you have a team of technical professionals who provide expertise in applied products, and applications, such as artificial lift systems, coatings, electrical products, gas meter runs, and valve actuation. Please tell us whether you offer services to your customers and explain your consideration of the requirement to separately present revenues from the sale of tangible products and revenues from services on the face of your statement of income. Refer to Rules 5-03(b)(1) and 5-03(b)(2) of Regulation S-X.

Response:

The Company has considered the Staff’s comments regarding statements of technical professionals and expertise. Energy Branches have professionals with product expertise who provide product knowledge to customers. The sale of our products does not require any continuing involvement and the sales transactions do not contain multiple elements. Services for on-site management, outsourced procurement and repairs, represent approximately 1.5% of our total revenues. We believe that the service revenue and corresponding costs of service revenue do not require separate presentation pursuant to Rule 5-03 of Regulation S-X nor does it require additional disclosure in the accounting policy footnote.

Note 2 - Summary of Significant Accounting Policies, page F-8 Revenue Recognition, page F-10

18.	Please revise to provide revenue recognition policy disclosure tailored to your business. Your revised policy should address your policies with regard to both products and services offered to your customers. With regard to product sales, please address sales from supply stores, sales from your website, and sales from dedicated customer on-site locations. Refer to SAB Topic 13.

Response:

The Company has considered the Staff’s comments regarding its policy on revenue recognition and has amended its filing. See page F-10 of our amended information statement.

Note 9 - Commitments and Contingencies, page F-15

19.	You refer here to “the specific case referred to above,” but it is not clear to which case you are referring. Please revise your disclosure for clarity.

Response:

The Company has considered the Staff’s comments regarding its reference to “the specific case referred to above,” and has amended its filing. See pages F-15 and F-16 of our amended information statement.

Note 12 - Business Segments and Primary End-Market, page F-21

20.	We note that you have provided disclosure of revenues by primary end-market (i.e., Energy Branches and Supply Chain locations). Please provide us with your analysis of FASB ASC 280-10-50-40 to explain your basis for grouping multiple products offered to your customers. In this connection, it appears that similar products are offered by both your Energy Branches and Supply Chain locations such as pipe, valves, fittings, tools, and safety supplies.

Response:

The Company has considered the Staff’s comments regarding business segments and primary end-markets, as well as the needs of financial statement users, and has amended its filing. See pages F-23 and F-24 of our amended information statement.

U.S. Securities and Exchange Commission

April 8, 2014

In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (713) 346-7607.

Sincerely,

/s/ Raymond W. Chang

Raymond W. Chang

Vice President and General Counsel